EXHIBIT 99.52

News Release, regarding AMD070 as new HIV entry inhibitor drug candidate to advance to Phase II clinical program, announced July 9, 2004

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED ANNOUNCES NEW HIV ENTRY INHIBITOR DRUG CANDIDATE TO ADVANCE TO PHASE II CLINICAL PROGRAM

Positive Phase Ia safety and oral bioavailability data presented at 2004 International AIDS Conference in Bangkok, Thailand.

For Immediate Release:

July 9, 2004

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today that positive clinical data from healthy volunteers support continued clinical development of AMD070, as new anti-HIV therapy, in a Phase Ib/IIa program. The Company's clinical program for AMD070 is being conducted in collaboration with leading investigators at the U.S. Adult AIDS Clinical Trials Group, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health.

Phase Ia data from 30 healthy volunteers reported at the 2004 International AIDS Conference in Bangkok, Thailand show oral administration of AMD070 is generally safe and well absorbed. This study was an open label, inpatient dose escalation. The purpose was to evaluate the safety, pharmacokinetics (PK) and pharmacodynamics of AMD070. Data was collected from four cohorts of three volunteers who received single oral doses, followed by three cohorts of six volunteers who received multiple oral doses of AMD070, ranging from 50 mg to 400 mg. AnorMED plans to initiate a Phase Ib/IIa clinical trial by the fall of this year.

AMD070 targets the CXCR4 chemokine receptor and prevents HIV from entering and infecting healthy cells. Chemokine receptors expressed on the surface of immune cells are known to play a critical role in virus infection and transmission. CXCR4, and another chemokine receptor CCR5, are involved in HIV infection. In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. Different strains of HIV prefer one receptor or the other, or may use either receptor to infect cells. An infected individual may harbor different levels of both CXCR4 and CCR5-using strains.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company currently has four clinical products at various stages of development. Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation and hold an end of Phase II meeting with the FDA. The Company also plans to initiate a Phase Ib/IIa trial for AMD070 in HIV patients.

Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note: Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

For further information: Elisabeth Whiting, M.Sc. Vice-President, Corporate Development & Communications Tel: 604-532-4667 E-mail: ewhiting@anormed.com